UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                             The Valspar Corporation
                                (Name of Issuer)

                          Common Stock, $0.50 Par Value
                         (Title of Class of Securities)

                                    920355104
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP No. 920355104


1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         C. Angus Wurtele

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [  ]
         (b) [  ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

         United States of America

Number of                  5.       Sole Voting Power              3,500,567
Shares
Beneficially               6.       Shared Voting Power               40,476
Owned by
Each Reporting             7.       Sole Dispositive Power         3,500,567
Person With
                           8.       Shared Dispositive Power          40,476

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,541,043

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.      Percent of Class Represented by Amount in Row (9)

         7.1%

12.      Type of Reporting Person

         IN


                                Page 2 of 4 Pages

Item 1.
         (a) Name of Issuer:

                  The Valspar Corporation

         (b) Address of Issuer's Principal Executive Offices:

                  1101 Third Street South
                  Minneapolis, MN  55415

Item 2.
         (a) Name of Person Filing:      See Cover Page Item 1

         (b) Address of Principal Business Office or, if none, residence:

                  4900 IDS Center
                  80 So. 8th Street
                  Minneapolis, MN  55402

         (c) Citizenship:    See Cover Page Item 4

         (d) Title of Class of Securities:    Common Stock

         (e) CUSIP Number.:    See Cover Page

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable

Item 4.  Ownership.

         (a) Amount beneficially owned:     See Cover Page Item 9

         (b) Percent of class:      See Cover Page Item 11

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote: See Cover Page Item
                   5
             (ii)  Shared power to vote or to direct the vote: See Cover Page
                   Item 6
             (iii) Sole power to dispose or to direct the disposition of: See
                   Cover Page Item 7
             (iv) Shared power to dispose or to direct the disposition of: See Cover Page Item 8


                                Page 3 of 4 Pages

Item 5.  Ownership of Five Percent or Less of a Class:      Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Shares reported include 40,476 shares owned by spouse.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

         Not applicable

Item 9.  Notice of Dissolution of Group:    Not applicable

Item 10. Certification:    Not applicable




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2004

                                                      /s/ C. Angus Wurtele
                                                      --------------------------
                                                      C. Angus Wurtele








                                Page 4 of 4 Pages